Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-147139 on Form S-3 and Registration Statement No. 333-132065 on Form S-8 of our report dated March 2, 2009, relating to the consolidated financial statements and financial statement schedule of Rockwood Holdings, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 on January 1, 2007, and Statement of Financial Accounting Standard No. 157, Fair Value Measurements on January 1, 2008), and on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Rockwood Holdings, Inc. for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
March 2, 2009